Exhibit (l)1(b)

SUBSCRIPTION AGREEMENT

The Northwestern Mutual Life Insurance Company (the “Company”) hereby subscribes for 100 shares of the capital stock of Northwestern Mutual Series Fund, Inc. (“NMSF”), par value $.01 per share, of each of nine series of NMSF listed on Appendix A.

The Company agrees to pay therefor, on the issuance of such stock, the sum of $1.00 per share of capital stock, in the total amount of $900, at such time as the President of NMSF may require but in no event later than April 27, 2007.

The Company hereby represents that, subject to any requirement of law that the disposition of its property shall at all times be within its control, such shares of the capital stock of NMSF are being acquired for investment and not with a view to resell or otherwise distribute such shares.

The undersigned acknowledges and understands that shares of NMSF will be issued to the undersigned in a private placement and are not currently registered under the Securities Act of 1933 or applicable state securities laws, in reliance by NMSF on the representations and warranties made by the undersigned herein. The undersigned agrees not to sell or redeem any of the shares of NMSF issued pursuant hereto (the “initial shares”) unless there is a registration statement covering such shares then in effect or pursuant to an available exemption from reigstration supported by an opinion of counsel to such effect.

Dated this 25th day of April, 2007.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

/s/ MARK G. DOLL
Mark G. Doll

APPENDIX A

Capital Guardian Large Capy Blend Portfolio

American Century Large Company Value Portfolio

Index 600 Stock Portfolio

MFS Research International Core Portfolio

MFS Emerging Markets Equity Portfolio

Short-Term Bond Portfolio

Pimco Long-Term U.S. Government Bond Portfolio

American Century Inflation Protection Portfolio

Pimco Multi-Sector Bond Portfolio